FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Unaudited Consolidated Financial Statements as of June 30, 2008 and December 31, 2007 and for the six-month periods ended June 30, 2008 and 2007

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2008

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of June 30, 2008 and December 31, 2007 and for the six-month periods ended June 30, 2008 and 2007

$ : Argentine peso

US$ : US dollar

$3.025 = US$1 as of June 30, 2008

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007

(In millions of Argentine pesos – see Note 3.c)

	As of June 30, 2008 (unaudited)	As of December 31, 2007
ASSETS
Current Assets
Cash and banks	$22	$45
Investments	848	947
Accounts receivable, net	901	898
Other receivables, net	492	332
Inventories, net	234	157
Other assets, net	5	5

Total current assets	2,502	2,384

Non-Current Assets
Other receivables, net	62	282
Investments	1	1
Fixed assets, net	5,888	5,738
Intangible assets, net	750	760
Other assets, net	5	5

Total non-current assets	6,706	6,786

TOTAL ASSETS	$9,208	$9,170

LIABILITIES
Current Liabilities
Accounts payable	$1,634	$1,641
Debt	1,531	1,474
Salaries and social security payable	172	164
Taxes payable	462	269
Other liabilities	33	50
Contingencies	48	49

Total current liabilities	3,880	3,647

Non-Current Liabilities
Debt	897	1,724
Salaries and social security payable	48	43
Taxes payable	230	289
Other liabilities	127	120
Contingencies	272	243

Total non-current liabilities	1,574	2,419

TOTAL LIABILITIES	$5,454	$6,066

Minority interest	1,748	1,449
SHAREHOLDERS’ EQUITY	$2,006	$1,655

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,208	$9,170

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the six-month periods ended June 30, 2008 and 2007

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the six-month periods ended June 30,
	2008	2007
Continuing operations
Net sales	$5,051	$4,202
Cost of services	(2,634)	(2,318)

Gross profit	2,417	1,884
General and administrative expenses	(181)	(163)
Selling expenses	(1,189)	(996)

Operating income	1,047	725
Financial results, net	(8)	(218)
Other expenses, net	(92)	(59)

Net income before income tax and minority interest	947	448
Income tax (expense) benefit, net	(328)	(158)
Minority interest	(286)	(137)

Net income from continuing operations	333	153

Discontinued operations
Income from the operations	—	1
Income from assets disposal	—	101
Minority interest	—	(46)

Net income from discontinued operations	—	56

Net income	$333	$209

Net income per ordinary share	$30.02	$18.22

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2008 and 2007

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated earnings
	Capital Stock		Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Foreign currency translation adjustments	Accumulated (deficit) / earnings	Total	Total Shareholders’ equity
Concept	Common stock	Preferred shares
Balances as of January 1, 2007	$53	25	125	896	1,099	162	27	(121)	68	$1,167
Foreign currency translation adjustments	—	—	—	—	—	—	(2)	—	(2)	(2)
Net income for the period	—	—	—	—	—	—	—	209	209	209

Balances as of June 30, 2007	53	25	125	896	1,099	162	25	88	275	$1,374

Balances as of January 1, 2008	53	25	125	896	1,099	162	37	357	556	$1,655
As approved by the Shareholders’ Ordinary Meeting held on April 30, 2007:
Legal Reserve	—	—	—	—	—	18	—	(18)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	18	—	18	18
Net income for the period	—	—	—	—	—	—	—	333	333	333

Balances as of June 30, 2008	$53	25	125	896	1,099	162	55	672	907	$2,006

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2008 and 2007

(In millions of Argentine pesos—see Note 3.c)

	For the six-month periods ended June 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$333	$209
Net loss from discontinued operations	—	(56)

Net income for the period from continuing operations	333	153
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	42	45
Depreciation of fixed assets	627	665
Amortization of intangible assets	11	22
Consumption of materials	51	36
Gain on sale/disposal of fixed assets and other assets	(2)	(2)
Provision for lawsuits and contingencies	53	28
Holdings loss on inventories	15	26
Interest and other financial losses on loans	102	231
Income tax	325	151
Minority interest	286	137
Net increase in assets	(222)	(146)
Net decrease in liabilities	(78)	(45)

Total cash flows provided by operating activities	1,543	1,301

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(714)	(533)
Intangible asset acquisitions	(5)	(20)
Equity investment acquisitions	—	(1)
Proceeds for the sale of fixed assets and other assets	6	4
Proceeds for the sale of equity investees	—	182
Investments not considered as cash and cash equivalents	510	(21)

Total cash flows used in investing activities	(203)	(389)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	88	36
Payment of debt	(904)	(648)
Payment of interest and debt-related expenses	(110)	(157)
Cash dividends	(26)	(21)

Total cash flows used in financing activities	(952)	(790)

INCREASE IN CASH AND CASH EQUIVALENTS	388	122
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	458	665

CASH AND CASH EQUIVALENTS AT PERIOD END	$846	$787

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Franco Livini
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and Telecom, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”)and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of June 30, 2008

As of June 30, 2008, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of June 30, 2008, Telecom Argentina’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•

Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•

the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

•	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

•	Telecom Argentina’s bankruptcy.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations which basic guidelines are as follows:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

Compared to the prior interconnection regulation (Decree No. 266/98), this regulation provides for an important reduction in the reference prices for interconnection in effect at the time. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•	Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance - in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network-, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that, considering the complexity of this methodology, efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After several years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 - May 2008 Telecom has estimated a receivable of $246 and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the approval of the SU programs, the review by the Regulatory Authority and the availability of funds in the trust. Such receivable arose since Telecom is obligated to provide telecommunication services in places or cities that are not profitable.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of June 30, 2008, this provision amounts to $113.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	clearly identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Management of Personal together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007 - June 2008 an account payable of $29. Personal has recorded a liability because it has discretion whether to invest or not in the non profitable areas. Accordingly, the “pay or play” mechanism requires Personal to pay a fee in lieu of investing in those areas.

As a consequence, as of June 30, 2008, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $24) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

On April 4, 2008, the SC issued Decree No. 558/08 that partially amends Decree No. 764/00 on the topic about SU regulation. Telecom is currently analyzing the impact that this Decree will have on Telecom’s financial position and results of operations

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

In June 2006, Decree No. 690/06 was issued, which granted the SC the powers to adapt the specific rules and regulations relative to the public telephony which is rendered in penal institutions. As a consequence of this, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by all the telephone lines installed in penal institutions and system with the purpose of registering all the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, Telecom was evaluating the technical and economic impacts resulting from complying with this new rule.

(g) Regulation for Prepaid Calling Cards

In December 2006, the SC approved, through Resolution No. 242/06, the Regulation of Prepaid Calling Cards for Telecommunication Services. This regulation, designed to ensure market transparency and avoid the existence of irregularly issued cards, sets forth certain requirements that said cards must meet and creates a Telecommunications Prepaid Calling Cards Registry that reports to the CNC. It mandated that 180 days after the regulation becomes effective no cards may be issued unless they are registered with said Registry.

CNC Resolution No. 1/07 approved the operation of the Telecommunications Prepaid Calling Cards Registry and established that said Registry will report to the Engineering Department of the CNC. Later on, all prepaid calling cards issued by Telecom were registered.

(h) “Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, Telecom paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

Telecom made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom. Telecom had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom. Consequently, Telecom recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom.

Therefore, at June 30, 2008, Telecom has a net receivable of $77, which is included in the line item “Other receivables” ($11 as current receivables and $66 as non-current receivables). The net effect of the application of the Resolution is a pretax gain of $11 (included in “Salaries and social security” in the consolidated statement of income).

Since the resolution allows Telecom to offset the receivables with existing and/or future regulatory duties and the intention of Telecom is to exercise its offsetting rights, the receivable was recorded net of reserves. At June 30, 2008, the reserves corresponding to these regulatory duties amounted to $83 (see (k) below and Note 14.e).

(i) Rendering of fixed telephony through mobile telephony infrastructure

In August 2007, by SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region.

During the last quarter of 2007, Telecom has installed fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(j) New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the SU Fund for those that are still pending. Likewise, the SC could choose to consider as SU other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

In defining SU, the new regulation establishes two categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective areas of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The Decree also requires telecommunications service providers to create, within 60 days from its effective date of publication, a procedure to select the Fiduciary institution and to provide a Fiduciary agreement proposal, both subject to the SC approval.

The level of financing of SU Programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The Decree requires telecommunications service providers to contribute 1% of their revenues (net of taxes) to the SU Fund and keeps the “pay or play” mechanism for the contribution of the monthly fee or, if corresponds, the claim of the receivable.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers – and another member to be appointed by independent carriers). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with assisting and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval of the SC.

The Management of the Company has started the analysis of the impact of this new regulation, which is subject to pending definitions by the SC. At the date of issuance of these consolidated financial statements, telecommunications service providers have sent to the SC their project of Fiduciary agreement and have selected the Fiduciary institution, in compliance with Decree No. 558/08.

(k) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom of $10.2. Management of Telecom is reviewing the results, and if the amount is appropriate, Telecom intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (i) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom, it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentina Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.e – Other claims.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. Telecom has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (l) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2007, Telecom Argentina recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (l) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

(l) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2008.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

In May 2004, Telecom signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom expected to have concluded before December 31, 2004. Telecom also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

During fiscal year 2007, the Regulatory Authority has resolved some of these matters, as the closing of some Price Cap audits, the issuance of Resolution No. 41/07 and the IDC offsetting mechanism.

At the date of issuance of these financial statements, Telecom is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom that the renegotiation agreement process will be successfully completed.

(m) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

This regulation, thus, reduce the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom’s subsidiaries with their respective percentage of capital stock owned by Telecom is presented as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of June 30, 2008 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at June 30, 2008.

As of June 30, 2007, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the six-month period ended June 30, 2008, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) – (II)
Total assets	9,208	9,150	(58)
Total liabilities	5,454	5,434	(20)
Minority interest	1,748	1,731	(17)
Shareholders’ equity	2,006	1,985	(21)
Net income	333	334	1

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(d) Interim financial information

The accompanying June 30, 2008 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Company’s cash equivalents and investments include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

Telecom Group’s customers include numerous corporations. Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,889,000 (unaudited) at June 30, 2008 and 3,790,000 (unaudited) at June 30, 2007 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,019,000 (unaudited) at June 30, 2008 and 3,344,000 (unaudited) at June 30, 2007.

Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Six-month periods ended June 30,
	2008	2007
Net income in the statements of income	$333	$209
Less: Results corresponding to Class “A” and Class “B” preferred shares	(173)	(112)

Total results used to calculate earning per ordinary share.	$160	$97

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

•	International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $80 as of June 30, 2008 ($76 in the Voice, data and Internet segment and $4 in the Wireless segment) and $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment).

(d) Cash and banks

Cash and banks are stated at face value.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Telecom Group’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of June 30, 2008. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $11 and $11 for the six-month periods ended June 30, 2008 and 2007, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10 - 20
Wireless network access	5 - 10
Switching equipment	5 - 8
Power equipment	7 - 15
External wiring	10 - 20
Computer equipment	3 - 5
Telephony equipment and instruments	5 - 10
Installations	3 - 10

As a consequence of the commercial decision of accelerating the migration from TDMA technology to GSM technology, during fiscal year 2007 Personal had accelerated depreciation of the TDMA network, expecting to be concluded by March 31, 2008. As a consequence of the claim of several customers, the canceling of the TDMA network concluded in June 2008. By means of this, the depreciation of this network amounted to $109 and $64 for the six-month periods ended June 30, 2007 and 2008, respectively.

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

•	PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

•	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the six-month period ended June 30, 2008, the Company has estimated a provision for income taxes, net of part of the receivable from the tax on minimum presumed income and of payments in advance of income taxes. Accordingly, and considering that Telecom’s 2008 economic-financial projections estimate an income tax payable, the receivable for the tax on minimum presumed income was included in “Other current receivables”.

For the six-month period ended June 30, 2008, Personal has estimated a provision for income taxes, net of the receivable from the tax on minimum presumed income and of payments in advance of income taxes.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the six-month periods ended June 30, 2008 and 2007.

•	Property tax – Nortel’s substitute responsibility

It is the responsibility of Nortel as regards the tax on the holding of shares, either by individuals or legal entities, with domicile in a foreign country, by whom the Company is obliged required to pay in said tax, in its capacity as substitute responsible. The applicable rate is 0.50% over the equity that arises at the end of every fiscal year. This receivable has been fully provided for as of December 31, 2007 and 2006.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of June 30, 2008 and December 31, 2007 as required by RT 23.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Telecom Group sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Telecom Group was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(r) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to compensate future risks or minimized financial costs

The Telecom Group has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

Foreign currency swap contracts related to Notes

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Telecom Group entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that the Telecom Group’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Non-Deliverable Forward contracts to purchase US Dollar a fixed rate

In June 2008, Personal entered into several Non-Deliverable Forward (“NDF”) contracts to purchase a total amount of US$ 39.7 million between September 15, 2008 and December 15, 2009 for fixed forward prices of Argentine peso 3.0785 through 3.4450 per US dollar in order to hedge its exposure to US dollar fluctuations related to a software license service contract to be quarterly cancelled in US dollar. The critical terms of NDF contracts and service contract (amounts and maturities) are the same, allowing a perfect cash flows matching between both contracts.

Considering the management objective and strategy to reduce its exposure to US dollar fluctuations and denominate its obligations in Argentine peso, currency in which Personal mainly generates its cash flow, Personal designated these NDF contracts as effective cash flow hedges of software license service contract (an unrecognized firm commitment). Changes in the fair value of cash flow hedges were recognized as a separate component of Shareholders’ equity of the balance sheet, which subsequently will be reclassified to earnings when the hedged item affects earnings. As of June 30, 2008, the fair value of these derivative instruments was a liability of $0.1.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Telecom Group does not enter into derivative contracts for speculative purposes.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the six-month periods ended June 30, 2008 and 2007 are shown in Note 14.h. under the line item “Advertising”.

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period-end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and disclosed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Management of the Company – with its legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(w) Results from discontinued operations

Under Argentine GAAP, the sale of the former subsidiary Publicom, approved by the Company’s Board of Directors in March 2007, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, Telecom has consolidated Publicom as of the disposal date, identifying the results of operations in a separate line “Income from discontinued operations” of the consolidated statements of income.

A summary of the results of operations of Publicom, net of intercompany transactions, which were included in this separate line, is as follows:

Income from the operations
Net sales	3
Salaries and social security	(2)
Advertising	(1)
Others	(1)

Operating loss before depreciation and amortization	(1)
Depreciation of fixed assets and amortization of intangible assets	—

Operating loss	(1)
Financial results, net	1

Net income before income tax	—
Income tax benefit	1

Net income from the operations	1

Income from assets disposal
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)

Net loss from assets disposal	(3)

Net loss from discontinued operations	(2)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of June 30, 2008	As of December 31, 2007
Cash	$7	$7
Banks	15	38

	$22	$45

(b) Investments

Investments consist of the following:

	As of June 30, 2008	As of December 31, 2007
Current
Time deposits	$806	$848
Mutual funds	42	99

	$848	$947

Non current
2003 Telecommunications Fund	$1	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of June 30, 2008	As of December 31, 2007
Current
Voice, data and Internet	$505	$478
Wireless (i)	520	539
Wireless – related parties (Note 7)	3	7

Subtotal	1,028	1,024
Allowance for doubtful accounts (Note 14.e)	(127)	(126)

	$901	$898

(i)	Includes $22 as of June 30, 2008 and $25 as of December 31, 2007 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of June 30, 2008	As of December 31, 2007
Current
Derivatives	$254	$212
Credit on minimum presumed income tax (i)	90	—
Prepaid expenses	60	42
Tax credits	28	35
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and k)	11	12
SU credits (Note 2.d.2)	24	9
Restricted funds	8	9
Other	39	36

Subtotal	514	355
Regulatory contingencies (Notes 2 h and k and 15.e)	(11)	(12)
Allowance for doubtful accounts (Note 14.e)	(11)	(11)

	$492	$332

Non current
Credit on minimum presumed income tax (i)	$—	$227
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and k)	89	77
Restricted funds	16	14
Prepaid expenses	19	15
Other tax credits	23	21
Other	10	13

Subtotal	157	367
Regulatory contingencies (Notes 2 h and k and 15.e)	(72)	(64)
Allowance for doubtful accounts (Note 14.e)	(23)	(21)

	$62	$282

(i)	Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of June 30, 2008	As of December 31, 2007
Wireless handsets and equipment (Note 14.f)	$249	$175
Allowance for obsolescence (Note 14.e)	(15)	(18)

	$234	$157

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of June 30, 2008	As of December 31, 2007
Current
Fixed assets held for sale	$5	$5

Non current
Fixed assets held for sale	$9	$9
Allowance for other assets (Note 14.e)	(4)	(4)

	$5	$5

(g) Fixed assets

Fixed assets consist of the following:

	As of June 30, 2008	As of December 31, 2007
Non current
Net carrying value (Note 14.a)	$5,904	$5,758
Write-off of materials	(16)	(20)

	$5,888	$5,738

(h) Accounts payable

Accounts payable consist of the following:

	As of June 30, 2008	As of December 31, 2007
Current
Fixed assets suppliers	$712	$563
Inventories suppliers	203	202
Other assets and services suppliers	515	680

Subtotal	1,430	1,445
Deferred revenues	110	103
Related parties (Note 7)	59	53
Agent commissions	29	34
SU reimbursement (Note 2.d.2)	6	6

	$1,634	$1,641

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of June 30, 2008	As of December 31, 2007
Current
Vacation, bonuses and social security payable	$152	$145
Termination benefits	20	19

	$172	$164

Non current
Termination benefits	$48	$43

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(j) Taxes payable

Taxes payable consist of the following:

	As of June 30, 2008	As of December 31, 2007
Current
Income tax, net)	$214	$1
Tax on SU (Note 2.d.2)	113	97
VAT, net	28	55
Turnover tax	48	43
Internal taxes	19	19
Regulatory fees	11	11
Tax on minimum presumed income, net	—	15
Other	29	28

	$462	$269

Non current
Deferred tax liabilities	$230	$289

(k) Other liabilities

Other liabilities consist of the following:

	As of June 30, 2008	As of December 31, 2007
Current
Deferred revenue on sale of capacity and related services	$8	$7
Guarantees received	8	7
Court fee	3	3
Contingencies payable	1	20
Other	13	13

	$33	$50

Non current
Deferred revenue on sale of capacity and related services	$60	$60
Asset retirement obligations	27	26
Retirement benefits	25	18
Court fee	11	12
Other	4	4

	$127	$120

(l) Net sales

Net sales consist of the following:

	Six-month periods ended June 30,
	2008	2007
Voice	$1,322	$1,258
Data	339	250
Internet	103	81

Voice, data and Internet	1,764	1,589

Prepaid and post-paid	1,120	907
Roaming, TLRD and CPP	807	673
Value added services	790	541
Sale of handsets	323	267
Other	32	48

Wireless in Argentina	3,072	2,436

Prepaid and post-paid	150	125
Roaming, TLRD and CPP	46	44
Value added services	4	2
Sale of handsets	4	3
Other	11	3

Wireless in Paraguay	215	177

Total net sales	$5,051	$4,202

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(m) Financial results, net

Financial results, net consist of the following:

	Six-month periods ended June 30,
Generated by assets	2008	2007
Interest income	$45	$45
Foreign currency exchange gain (loss)	(34)	7
Holding losses on inventories	(15)	(26)
Other	—	3

Total generated by assets	$(4)	$29

Generated by liabilities
Interest expense	$(107)	$(162)
Less capitalized interest on fixed assets	11	11
Loss on discounting of debt	(32)	(32)
Foreign currency exchange gain (loss)	17	(81)
Gain (loss) on derivatives	102	17
Other	5	—

Total generated by liabilities	$(4)	$(247)
	$(8)	$(218)

(n) Other expenses, net

Other expenses, net consist of the following:

	Six-month periods ended June 30,
	2008	2007
Provision for contingencies (Note 14.e)	$(53)	$(28)
Severance payments and termination benefits	(30)	(33)
Provision for regulatory contingencies (Note 14.e)	(7)	—
Allowance for doubtful accounts and other assets	(3)	(2)
Gain on sale of fixed assets and other assets	2	2
Allowance for obsolescence of inventories	(3)	(5)
Other, net	2	7

	$(92)	$(59)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of June 30,		As of December 31,
	2008	2007	2007	2006
Cash and banks	$22	$22	$45	$30
Current investments	848	786	947	635

Total as per balance sheet	$870	$808	$992	$665
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months.	(24)	(21)	(534)	—

Total cash and cash equivalents as shown in the statement of cash flows	$846	$787	$458	$665

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Six-month periods ended June 30,
	2008	2007
Foreign currency exchange gain on cash and cash equivalents	$(31)	$3
Interest income generated by current investments	23	26
Interest income generated by accounts receivable	22	19
Gain (loss) on swap settlement	57	(2)

Subtotal	71	46
Other cash flows provided by operating activities	1,472	1,255

Total cash flows provided by operating activities	$1,543	$1,301

Income taxes eliminated from operating activities components:

	Six-month periods ended June 30,
	2008	2007
Reversal of income tax included in the statement of income	$328	$158
Income taxes paid	(3)	(7)

Total income taxes eliminated from operating activities	$325	$151

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2008	2007
Net (increase) decrease in assets
Trade accounts receivable	(27)	(91)
Other receivables	(98)	17
Inventories	(97)	(72)

	$(222)	$(146)

Net (decrease) increase in liabilities
Accounts payable	$(37)	$(20)
Salaries and social benefits payable	13	13
Taxes payable	(17)	(37)
Other liabilities	(12)	21
Contingencies	(25)	(22)

	$(78)	$(45)

Interest paid during the six-month periods ended June 30, 2008 and 2007, amounted to $110 and $157, respectively.

•	Main non-cash operating transactions:

	Six-month periods ended June 30,
	2008	2007
Provision for minimum presumed income tax	$—	$25
Derivatives	45	19
Credit on minimum presumed income tax offset with income taxes	166	—
Credit on income tax from cash dividends paid by foreign companies	7	—
Foreign currency translation adjustments in assets	83	13
Foreign currency translation adjustments in liabilities	11	6

•	Most significant investing activities:

Fixed assets acquisitions include:

	Six-month periods ended June 30,
	2008	2007
Acquisition of fixed assets (Note 14.a)	$(751)	$(534)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(572)	(382)
Less:
Acquisition of fixed assets through incurrence of accounts payable	596	370
Capitalized interest on fixed assets	11	11
Wireless handsets lent to customers at no cost (i)	2	2

	$(714)	$(533)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Six-month periods ended June 30,
	2008	2007
Acquisition of intangible assets (Note 14.b)	$(6)	$(19)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(5)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	6	13

	$(5)	$(20)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2008	2007
Time deposits with maturities of more than three months	$510	$(21)

•	Financing activities components:

	Six-month periods ended June 30,
	2008	2007
Debt proceeds	$88	$36
Payment of Notes	(844)	(455)
Payment of bank loans	(60)	(193)
Payment of interest on Notes	(108)	(139)
Payment of interest on bank loans	(2)	(18)
Cash dividend paid	(26)	(21)

Total financing activities components	$(952)	$(790)

In April 2008, Nucleo paid cash dividends amounting to $63, corresponding $26 to the minority shareholders. In May 2007, Nucleo had paid cash dividends amounting to $64, corresponding $21 to the minority shareholders.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions

(a) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(b) Changes in the equity stocks of the indirect shareholders of the Company

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia’s capital stock), to a joint company named Telco S.p.A. made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefonica, S.A. (from Spain), which currently own approximately 24.5% of Telecom Italia’s voting shares (the “Transaction”).

Because Telefonica, a subsidiary of Telefonica, S.A. (from Spain), is the main competitor of Telecom Argentina, before the Transaction closed Telecom Argentina’s directors and members of the Supervisory Committee analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Antitrust Act (“Ley de Defensa de la Competencia”), resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts.

The Board of Telecom Argentina resolved that, since the Transaction involved the acquisition of an indirect minority shareholding which did not imply a direct modification of control over Telecom Argentina, the Transaction did not fall within the scope of Section 8 of the Antitrust Act and thus did not have to be notified to the Argentine Antitrust Commission; additionally, even if this acquisition of a minority shareholding were deemed to imply a modification of control (at least from a conceptual perspective), the fact that Telefonica, S.A. (from Spain) committed not to intervene in any way whatsoever in the management of Telecom Argentina, ensures that these two companies will be managed independently, and therefore there is no contravention of Section 7 of the Antitrust Act.

The resolution adopted by the Board of Telecom Argentina was communicated to the Regulatory Authorities and subsequent notes were also submitted to the Regulatory Authorities both by Telecom Argentina and by directors and alternate directors of Telecom Argentina, expressing their personal conclusions regarding the Transaction. These notes are available at the CNV website (www.cnv.gov.ar).

The Argentine Antitrust Commission opened an administrative proceeding recorded as “Telefonica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29),” with the purpose of determining whether the Transaction “could have an adverse effect on competition in Argentina’s telecommunications market in light of the existing regulatory framework,” and the Chairman and Vice Chairman of Telecom Argentina were called upon to testify. In connection with this administrative proceeding, on October 16, 2007, the Argentine Antitrust Commission issued Resolution No. 78/07, approving the implementation by the Argentine Antitrust Commission of a “mechanism of verification, control and monitoring” over Telecom Argentina for a period of two months, and appointing two Supervisors-Observers, one of them acting on behalf of the Argentine Antitrust Commission and the other on behalf of the CNC, who were requested to “act on behalf of public interests in the market, competition and users and consumers.”.

This two-month period was later extended two more months (until February 19, 2008). In performing their duties, the Supervisors-Observers requested information and documentation from Telecom Argentina, attended meetings of the decision-making boards (the Board of Directors and the Management Council), and interviewed on several occasions the members of the Board of Directors, members of the Supervisory Committee and members of the Management of Telecom Argentina. They have at all times received assistance from Telecom Argentina. As of the date of issuance of these consolidated financial statements, neither the Company nor Telecom Argentina have no formal knowledge of the content of any report prepared or filed by these Supervisors-Observers as requested by Resolution No. 78/07.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

On October 25, 2007, Telefonica, S.A. (from Spain) made the following public statement: “Telefonica, S.A., Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s voting shares”. As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

On November 8, 2007, Telecom Argentina’s Board of Directors adopted the following resolutions:

1.	A note was submitted to the Argentine Antitrust Commission (in Administrative File DP No. 29), declaring that Telecom Argentina had not taken part in the Transaction whatsoever. Additionally, and specifically since 46% of Telecom Argentina’s capital stock is listed on the BCBA and the NYSE, a request was submitted to the Argentine Antitrust Commission that any measure taken by the Regulatory Authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it. A copy of this note was submitted to the SC and the CNC.

2.	Notes were submitted to the SC and the CNC to the same effect. Copies of these notes were submitted to the Argentine Antitrust Commission.

3.	Telefonica, S.A. (from Spain) and Telefonica were notified to the effect that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all legal actions that are deemed appropriate to obtain full and complete compensation for its losses.

All the abovementioned notes were submitted on November 20, 2007.

On November 9, 2007, Nortel’s Board backed the above mentioned decisions adopted by Telecom Argentina.

On December 7, 2007, in response to these resolutions, Telefonica, S.A. (from Spain) has insisted that “to the extent it has no participation whatsoever in Telecom Argentina’s Management, it could hardly cause Telecom Argentina any damage, either directly or indirectly,” as it had previously declared before the relevant authorities.

On February 11, 2008, Telecom Argentina, Personal, Nortel and Sofora were notified that, in the course of a legal proceeding initiated by W de Argentina – Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein, Commercial Court N° 16 – Secretariat No. 32 had appointed an Observer that shall have monitoring authority over Telecom Argentina, Personal, Nortel and Sofora for a period of two months (until April 11, 2008). Within the scope of this proceeding, a private pre-trial conference was held, in which Nortel and other companies of the group, and directors and alternate directors of the Company were requested to participate.

The Observer was in charge of reporting relevant information to the Court so that it can evaluate whether, as a result of Telefonica, S.A. (from Spain)’s participation in Telco S.p.A., there is a real risk of possible conflicts of interest in the decision-making of these companies.

Nortel and other companies involved have appealed the adoption of this provisional remedy.

The Observer requested additional time to finish his work and prepare his report, and accordingly this two-month period was extended until 10 days after the General Shareholders Meetings of Telecom Argentina and Nortel. The Court granted the extension; Nortel Inversora and the other companies involved have appealed such extension. The Court rejected the appeal and confirmed the decision.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

Provisional remedies requested by W de Argentina – Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein were rejected by the Court in their entirety and neither of them has appealed such decision. The plaintiffs had requested the Court to order urgent provisional remedies, which was rejected “because the granting of said remedies would imply in certain cases – prohibition against voting in meetings, separation of members of regular organs of their functions – a substantial modification in the corporate intention, altering the present system of majorities and minorities; similarly, said remedies could alter the management organ, as the co-plaintiffs could, through said remedies, change the minority they have at present and, as a consequence, their opinions would prevail in the decisions to be adopted, not only against legal certainty, but also against the economy of the respective agreements unrestrictedly entered into (cciv. 1197), since no claims were brought against flaws or defects about intention. Furthermore, if the Court directly ordered the requested remedies, said order could in fact imply the setting of a new majority with an access to control that not even Telecom Italia S.p.A. has to at present, which new majority is also formed by the co-plaintiffs, who would benefit from a decision which by all means will exceed the plaintiffs’ interests; in such case, they did not explain how the abovementioned possible consequence would be avoided, even when they seem to have noticed said possible consequence, as they also required the appointment of an Observer to inform “about the actions of said directors authorized to act”. The judge, however, within his discretion, chose to authorize the provisional remedy described above (the appointing of the Observer).

On May 14, 2008, after the three-month working period, the Observer delivered his final report to the Court where, among other aspects, he informed he had not found any signs of Telefonica, S.A. (from Spain)’s influence in corporate businesses. On June 3, 2008, Telecom Argentina filed its comments on the report.

On July 10, 2008, the Company has been notified of the resolution adopted by the same Judge in charge of the proceedings, where said Judge orders the Observer shall continue in performance of his duties for other forty business days, as from the date of the notification of the Court’s decision. The Company appealed said decision and the Judge granted the appeal on July 18, 2008.

To the date these financial statements were issued, the decision of the Judge on the underlying question of law is still pending.

(c) Telecom Argentina’s Shareholders’ Meeting held on April 29, 2008

At the Annual Shareholders’ Meeting of Telecom Argentina held on April 29, 2008, and the Telecom’s Board of Directors’ meeting held on the same date, the appointment of directors, members of the Supervisory Committee, external auditors and members of the Audit Committee was approved, who shall perform their duties during the 20th fiscal year. The December 31, 2007 financial statements were also approved, and the unappropriated retained deficit of $708 was carried forward to a new account.

At said Meeting, Telecom Argentina’s shareholders decided, with the vote of the majority of Nortel that Mr. Gerardo Werthein’s performance as Regular Director during fiscal year 2007 was not to be approved. Mr. Werthein brought a claim before the courts requesting the annulment of the abovementioned decision of the Meeting. Within the compass of said file, a private pre-trial conference was held on June 19, 2008, where Mr. Werthein, the Company and Nortel were present, but no settlement was achieved. At the date of issuance of these consolidated financial statements, there has been no news on this matter.

(d) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of June 30, 2008 and December 31, 2007 and for the six-month periods ended June 30, 2008 and 2007:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

	As of June 30, 2008	As of December 31, 2007
Accounts receivable
TIM Celular S.A. (a)	$3	$5
Telecom Italia S.p.A. (a)	—	2

	$3	$7

Accounts payable:
Italtel Argentina S.A. (a)	$28	$25
Telecom Italia Sparkle S.p.A. (a)	13	9
Telecom Italia S.p.A. (a)	6	12
Latin American Nautilus Ltd. (a)	4	—
Entel S.A. (Bolivia) (a)	2	2
Latin American Nautilus USA Inc. (a)	2	1
Latin American Nautilus Argentina S.A. (a)	2	2
Etec S.A. (a)	1	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	1	1

	$59	$53

		Six-month periods ended June 30,
	Transaction description	2008	2007
Services rendered:
TIM Celular S.A. (a)	Roaming	$7	$5
Italtel Argentina S.A. (a)	International inbound calls	3	—
Telecom Italia S.p.A. (a)	Roaming	2	3
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	2	3
Entel S.A. (Bolivia) (a)	International inbound calls	1	1
Latin American Nautilus Argentina S.A. (a)	International inbound calls	—	1
Standard Bank (b) (c)	Others	2	2

Total services rendered		$17	$15

Services received:
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and data	(18)	(8)
Telecom Italia S.p.A. (a)	Fees for services and roaming	(13)	(12)
TIM Celular S.A. (a)	Roaming and Maintenance, materials and supplies	(3)	(3)
Entel S.A. (Bolivia) (a)	International outbound calls	(3)	(2)
Etec S.A. (a)	International outbound calls	(2)	(2)
Latin American Nautilus Argentina S.A. (a)	Data and lease of circuits	(2)	—
Latin American Nautilus USA Inc. (a)	International outbound calls	(1)	(1)
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	—	(2)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	Salaries and social security	(3)	(3)
Caja de Seguros S.A. (b)	Insurance	(2)	(1)
La Estrella Compañía de Seguros S.A. (b)	Insurance	(1)	—
Caja de Ahorro y Seguro S.A. (b)	Insurance	—	(1)

Total services received		$(48)	$(35)

Purchases of fixed assets/intangible assets:
Italtel Argentina S.A. (a)		$71	$30
Latin American Nautilus Ltd. (a)		4	—
Telecom Italia S.p.A. (a)		2	—
Telecom Italia Sparkle S.p.A. (a)		2	16
Latin American Nautilus Argentina S.A. (a)		—	1

Total fixed assets and intangible assets		$79	$47

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina – Inversiones S.L.
(c)	This company is a related party as from April 2007.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group

8.1. Short-term and long-term debt

As of June 30, 2008 and December 31, 2007, the Telecom Group’s short-term and long-term debt comprises the following:

	As of June 30, 2008	As of December 31, 2007
Short-term debt:
- Principal:
Notes	$1,437	$1,372
Bank loans and others	106	69

Subtotal	1,543	1,441
- Accrued interest	19	30
- Derivatives	—	3
- Effect on discounting of debt	(31)	—

Total short-term debt	$1,531	$1,474

Long-term debt:
- Principal:
Notes	$897	$1,781
Bank loans	—	5

Subtotal	897	1,786
- Effect on discounting of debt	—	(62)

Total long-term debt	$897	$1,724

Total debt	$2,428	$3,198

The following table segregates the Telecom Group’s debt by company as of June 30, 2008:

	Telecom	Personal	Nucleo	Consolidated as of June 30, 2008	Consolidated as of December 31, 2007
• Principal	1,589	748	103	2,440	3,227
• Accrued interest	17	1	1	19	30

Subtotal	1,606	749	104	2,459	3,257
• Effect on discounting of debt	(31)	—	—	(31)	(62)
• Derivatives	—	—	—	—	3

Total debt	1,575	749	104	2,428	3,198

• Short-term debt	1,401	26	104	1,531	1,474
• Long-term debt	174	723	—	897	1,724

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through April 2008, Telecom has made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to April 2011 and 45% of the principal amortization payment originally scheduled due October 2011. By means of this, since the issuance date of the notes, Telecom has cancelled 54.913% of Series A Notes and 95.875% of Series B Notes. On April 15, 2008 Telecom Argentina made a principal payment of Notes, in the amount of $822. These funds came from excess cash determined as of December 31, 2007 (amounting to $427), the amount of cash dividends received from Personal in March 2008 (amounting to $ 220) and operating funds generated during fiscal year 2008.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	Restructured Notes

Terms and conditions

Series A Notes are due in 2014 and Series B Notes are due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
June 30, 2008	B+	AA-	B+	AA-

Covenants

Mandatory prepayments

If Telecom generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of Telecom (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

Based on the June 30, 2008 financial statements, Telecom has determined an “excess cash” of $179.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that Telecom complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

d)

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

f)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

g)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

h)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, Telecom held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Telecom is in compliance with all debt covenants.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities’ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

Measurement of the restructured Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the restructured Notes

The following table shows the main characteristics of the outstanding series of Notes as of June 30, 2008:

					Book value at June 30, 2008 (in million of $)					Fair value as of June 30, 2008
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total

Listed

A-1	1	US$ 98	US$ 44	October 2014	133	2	135	(3)	132	131
A-1	2	Euro 493	Euro 222	October 2014	1,059	11	1,070	(21)	1,049	1,020
B-1	1	US$ 933	US$ 39	October 2011	117	2	119	—	119	120

					1,309	15	1,324	(24)	1,300	1,271

Unlisted

A-2	1	US$ 7	US$ 3	October 2014	10	—	10	—	10	10
A-2	2	Euro 41	Euro 19	October 2014	88	1	89	(2)	87	85
A-2	3	Yen 12,328	Yen 5,558	October 2014	159	1	160	(5)	155	152
A-2	4	$26	(**)$15	October 2014	15	—	15	—	15	15
B-2	1	US$ 66	US$ 3	October 2011	8	—	8	—	8	8

					280	2	282	(7)	275	(*) 270

					1,589	17	1,606	(31)	1,575	1,541

(*)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment that was rejected in May 2008. The Argo Fund can file an appeal from this decision to the Supreme Court of the United States until August 27, 2008. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom fails to pay certain of its obligations, (ii) certain of Telecom’s obligations are accelerated, (iii) Telecom repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom restructures certain of its obligations in a certain way, or (v) Telecom becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The main features of the outstanding swap contracts at June 30, 2008 are as follows:

Characteristics of the agreement	Swap in Euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 241 million	¥ 5,557 million
- Outstanding principal to render subject to contract	US$ 294 million	US$ 49 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 247 million	¥ 5,611 million
- Total principal and interest to be paid	US$ 304 million	US$ 51 million

- Swap estimated market value as of 6.30.08 – assets	US$81 million	US$3 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In June 2008, Personal cancelled the Series 2 third installment for an aggregate amount of $23 ($22 for principal amount and $1 for interest amount). Additionally, Personal cancelled Series 3 interest for an amount of US$11 million.

The following table shows the outstanding series of Notes as of June 30, 2008:

	Nominal value (in millions)		Term in years	Maturity Date	Annual rate %	Book value as of June 30, 2008 (in million of $)				Fair value as of June 30, 2008
Series						Principal	Accrued interest	Issue discount and underwriting fees	Total
2		$87	3	December 2008	(a) 20.00	22	—	—	22	(b) 22
3	US$	240	5	December 2010	9.25	726	1	(3)	724	736

Total						748	1	(3)	746	758

(a)	Floating Badlar plus 6.5%. Badlar for the period June 22, 2008 through September 22, 2008 is 17.6688%. The terms and conditions of the Notes require that total interest rate cannot be lower than 10% or higher than 20%.
(b)	Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
June 30, 2008	B+	AA-	B+	AA-

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. At maturity date, Personal fully paid this loan for an aggregate amount of US$12 million, equivalent to $38 ($37 for principal and $1 for interest).

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

4. Negative covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

During fiscal year 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; at the date of issuance of these consolidated financial statements, Nucleo has cancelled US$ 6.4 million at the respective due date.

The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt of the Telecom Group (continued)

✓	the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly;

✓

the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

During fiscal year 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly. At the date of issuance of these consolidated financial statements, Nucleo has cancelled, at the due date, Guaranies 49,406 million (equivalent to $32) and has renewed the remaining loan. This new loan is a bullet loan with nine-month installments.

During the second quarter of 2008, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 83,700 million (equivalent to $64), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly.

9 – Shareholders’ equity

9.1 – Of the Company

As of June 30, 2008 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

In December 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora in exchange for shares of Sofora. At that time, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. The put option could be exercisable from January 31, 2008 through December 31, 2013.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2% of Sofora’s shares, respectively.

The Company has been informed by W de Argentina – Inversiones S.L. that such option was exercised on February 1, 2008. Additionally, Sofora has notified the Company that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina – Inversiones S.L.; (ii) Sofora replied to the letter sent by France Câbles et Radio and Atlas Services Belgium by requesting a copy of the prior authorization from the SC to said transfer of shares, arguing that a prior authorization of the SC was necessary in accordance to rules and regulations in effect. To this date, Sofora has not received any answer whatsoever, and neither the buyers nor the sellers have submitted any proof of such authorization; (iii) with the goal of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting it to determine if, in accordance to rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities; (iv) this request to the SC was submitted as well to enable Sofora to determine what to do with respect to the registration of the transfer requested by the interested parties; (v) as soon as the SC decides upon this matter, Sofora will take the steps necessary to comply with such decision. Likewise, W de Argentina – Inversiones S.L. has submitted a note to Sofora stating that it is their position that prior authorization by the SC was not necessary and requesting to immediately register such interest transfer. Additionally, W de Argentina – Inversiones has informed Sofora that they have brought legal actions accordingly.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

In 2003, The Telecom Italia Group acquired for an aggregate purchase price of US$60 million two call options on W de Argentina – Inversiones S.L.’s entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. At the time these call options were granted, the CNDC resolved and notified Telecom Italia International N.V. and W de Argentina – Inversiones S.L. that “in the event the options granted under the Call Option Agreement executed on September 9, 2003, were to be exercised, such exercise will need to be notified in accordance with sections 6 and 8 of Law No. 25,156”. The eventual exercise of these options by Telecom Italia and Telecom Italia International N.V. is subject to the prior approval of the SC (according to SC Note No. 1004/08, additional information is given in Note 15).

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment to common stock).

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the year and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No. 214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55.1	118.7
Non declared and non paid redemption corresponding to fiscal year 2002	55.1	118.7
Non declared and non paid redemption corresponding to fiscal year 2003	55.1	118.7
Non declared and non paid redemption corresponding to fiscal year 2004	55.1	118.7
Non declared and non paid redemption corresponding to fiscal year 2005	55.1	118.7
Redemption corresponding to fiscal year 2006 and thereafter	41.5	89.3

	317.0	682.8

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19.0	41.0
Corresponding to fiscal year 2002	19.0	41.0
Corresponding to fiscal year 2003	19.0	41.0
Corresponding to fiscal year 2004	19.0	41.0
Corresponding to fiscal year 2005	19.0	41.0
Corresponding to fiscal year 2006	19.0	41.0
Corresponding to fiscal year 2007	19.0	41.0
Corresponding to fiscal year 2008	9.6	20.7

	142.6	307.7

	459.6	990.5

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At June 30, 2008, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company's Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend nor the redemption payments corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

Considering that the abovementioned ratio of 1.75 has not been exceeded at June 30, 2008 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At June 30, 2008, Telecom had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock—see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until Telecom absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom and who elected to participate in the plan.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee. Said authorities submitted a note to Telecom where they informed that the Executive Committee has undersigned an “Agreement for the Dissolution of the Fund of Guarantee and Repurchase of the PPP” with Comafi Bursátil S.A. Sociedad de Bolsa, Mandatos PPP S.A. and the firm Nicholson y Cano Attorneys-at law, to which effect said Executive Committee is calling the PPP’s participants to sign the individual powers-of attorney in favor of Mandatos PPP S.A.

41,421,384 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above. The remaining 14,383 Class “C” shares are recorded in file “Franco Verónica y otros c/Sind.”.

10. Income tax

As describe in Note 4.o, the Telecom Group accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable for the six-month period ended June 30, 2008 and for the year ended December 31, 2007 consists of the following:

	As of June 30, 2008				As of December 31, 2007
	Telecom	Personal	Nucleo	Total
Income tax provision	$153	$228	$6	$387	$134
Credit on minimum presumed income tax	(132)	(18)	—	(150)	(103)
Payments in advance of income taxes	(3)	(16)	(4)	(23)	(30)

Income tax payable	18	194	2	214	1
Non current net deferred tax liabilities (assets)	247	(18)	1	230	289

Total deferred tax liabilities	$265	$176	$3	444	$290

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of June 30, 2008					As of December 31, 2007
	Telecom	Personal	Nucleo	Nortel	Total
Tax loss carryforwards	$—	$1	$—	$3	$4	$132
Allowance for doubtful accounts	40	47	—	—	87	81
Provision for contingencies	116	23	—	—	139	129
Other deferred tax assets	97	14	—	1	112	118

Total deferred tax assets	253	85	—	4	342	460
Fixed assets	(62)	(27)	4	—	(85)	(103)
Inflation adjustments (i)	(438)	(24)	(4)	—	(466)	(527)
Estimated cash dividends receivable from foreign companies	—	(5)	(1)	—	(6)	(10)

Total deferred tax liabilities	(500)	(56)	(1)	—	(557)	(640)

Subtotal deferred tax assets (liabilities)	(247)	29	(1)	4	(215)	(180)
- Valuation allowance	—	(11)	—	(4)	(15)	(109)

Net deferred tax (liabilities) assets as of June 30, 2008	$(247)	$18	$(1)	$—	(230)

Net deferred tax (liabilities) assets as of December 31, 2007	$(283)	$(4)	$(2)	$—		$(289)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

As of June 30, 2008, the Company had accumulated operating tax loss carryforwards of $1 which expires in fiscal year 2011.

Income tax benefit (expense) for the six-month periods ended June 30, 2008 and 2007 consists of the following:

	Six-month period ended June 30, 2008
	Telecom	Personal	Nucleo	Nortel	Total
Current tax expense	$(153)	$(228)	$(6)	$—	$(387)
Deferred tax benefit	33	22	1	1	57
Valuation allowance	3	—	—	(1)	2

Income tax expense	$(117)	$(206)	$(5)	$—	$(328)

	Six-month period ended June 30, 2007
	Telecom	Personal	Nucleo		Total
Current tax expense	$—	$—	$(10)	$—	$(10)
Deferred tax (expense) benefit	(73)	(83)	2	1	(153)
Valuation allowance	10	(4)	—	—	5
Current tax expense from discontinued operations	(63)	—	—	(1)	(63)

Income tax expense	$(126)	$(87)	$(8)	$—	(221)

Income tax benefit (expense) from continuing operations for the six-month periods ended June 30, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	1,643	33	1,676
Non taxable items – Gain on equity investees	(737)	—	(737)
Non taxable items – Other	2	2	4

Subtotal	908	35	943
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(318)	(3)	(321)
Additional income tax from cash dividends paid by foreign companies	(7)	(2)	(9)
Change in valuation allowance	(2)	—	2

Income tax expense as of June 30, 2008	(323)	(5)	(328)

Pre-tax income on a separate return basis	758	31	789
Non taxable items – Gain on equity investees	(339)	—	(339)
Non taxable items – Other	(28)	(10)	(38)

Subtotal	391	21	412
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(137)	(2)	(139)
Additional income tax from cash dividends paid by foreign companies	(18)	(6)	(24)
Change in valuation allowance	5	—	5

Income tax expense as of June 30, 2007	(150)	(8)	(158)

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $877 as of June 30, 2008, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

✓	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

✓	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

✓	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

✓	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

✓	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, Telecom could enter into an agreement with other providers.

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Contingencies

Telecom is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the Management of Telecom, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2008, Telecom has established reserves in an aggregate amount of $403 to cover potential losses under these claims ($83 deducted from assets and $320 included under liabilities) and certain amounts deposited in Telecom’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2008, these restricted funds totaled $24. Telecom has classified these balances to other receivables on Telecom’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected Telecom’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences before the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

In addition, Telecom is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of Management of Telecom, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold Telecom harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom for these claims through the issuance of treasury bonds. As of June 30, 2008, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In April 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. Telecom appealed the decision to the Argentine Supreme Court of Justice, which was granted.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately $15 (including fines for $6.6).

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on Telecom’s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of Telecom against the National Government and Telecom requesting that Decree No. 395/92 – which expressly exempts Telecom from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While two Divisions confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of Telecom believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Personal
Nucleo

(i)	Dormant entity at June 30, 2008 and 2007.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the six-month periods ended June 30, 2008 and 2007, more than 95% of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

For the six-month period ended June 30, 2008

•	Income statement information

	Voice, data and Internet (a)	Wireless			Nortel	Total
Results from continuing operations		Personal	Nucleo	Subtotal
Services	1,742	2,749	211	2,960	—	4,702
Equipment sales	22	323	4	327	—	349

Net sales	1,764	3,072	215	3,287	—	5,051
Salaries and social security	(433)	(114)	(16)	(130)	(1)	(564)
Taxes	(115)	(280)	(7)	(287)	—	(402)
Maintenance, materials and supplies	(158)	(76)	(12)	(88)	—	(246)
Bad debt expense	—	(28)	(1)	(29)	—	(29)
Interconnection costs	(78)	—	—	—	—	(78)
Cost of international outbound calls	(67)	—	—	—	—	(67)
Lease of circuits	(28)	(16)	(10)	(26)	—	(54)
Fees for services	(79)	(88)	(6)	(94)	(1)	(174)
Advertising	(59)	(114)	(17)	(131)	—	(190)
Agent commissions and distribution of prepaid cards commissions	(17)	(314)	(19)	(333)	—	(350)
Other commissions	(25)	(45)	(3)	(48)	—	(73)
Roaming	—	(87)	(2)	(89)	—	(89)
Charges for TLRD	—	(331)	(29)	(360)	—	(360)
Cost of sales	(18)	(425)	(5)	(430)	—	(448)
Others	(123)	(105)	(14)	(119)	—	(242)

Operating income before depreciation and amortization	564	1,049	74	1,123	(2)	1,685
Depreciation of fixed assets and amortization of intangible assets	(391)	(199)	(48)	(247)	—	(638)

Operating income	173	850	26	876	(2)	1,047
Financial results, net	(13)	(8)	13	5	—	(8)
Other expenses, net	(68)	(23)	—	(23)	(1)	(92)

Net income before income tax and minority interest	92	819	39	858	(3)	947
Income tax, net	(117)	(206)	(5)	(211)	—	(328)
Minority interest	—	—	(9)	(9)	(277)	(286)

Net (loss) income from continuing operations	(25)	613	25	638	(280)	333

(a)	Includes net sales of $18, operating income before depreciation of $7, operating profit of $6 and net income of $6 corresponding to Telecom Argentina USA.

•	Balance sheet information

Fixed assets, net	3,884	1,614	406	2,020	—	5,904
Intangible assets, net	148	602	—	602	—	750
Capital expenditures (without ARO and debt issue costs)	378	317	62	379	—	757
Depreciation of fixed assets	(383)	(196)	(48)	(244)	—	(627)
Amortization of intangible assets (without debt issue costs)	(8)	(3)	—	(3)	—	(11)
Net financial debt	(787)	(416)	(101)	(517)	—	(1,299)

•	Cash flow information

Cash flows provided by operating activities	823	672	52	724	(4)	1,543

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(390)	(268)	(61)	(329)	—	(719)
Decrease in investments not considered as cash and cash equivalents and other	516	—	—	—	—	516

Total cash flows used in investing activities	126	(268)	(61)	(329)	—	(203)

Cash flows from financing activities:
Debt proceeds	—	3	85	88	—	88
Payment of debt	(822)	(59)	(23)	(82)	—	(904)
Payment of interest and debt-related expenses	(71)	(38)	(1)	(39)	—	(110)
Cash dividends paid	—	—	(26)	(26)	—	(26)
Total cash flows used in financing activities	(893)	(94)	35	(59)	—	(952)

Increase (decrease) in cash and cash equivalents	56	310	26	336	(4)	388
Cash and cash equivalents at the beginning of the year	147	246	65	311	—	458

Cash and cash equivalents at period end	203	556	91	647	(4)	846

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the six-month period ended June 30, 2007

•	Income statement information

	Voice, data and Internet (a)	Wireless			Nortel	Total
		Personal	Nucleo	Subtotal
Services	1,581	2,169	174	2,343	—	3,924
Equipment sales	8	267	3	270	—	278

Net sales	1,589	2,436	177	2,613	—	4,202
Salaries and social security	(364)	(88)	(11)	(99)	(1)	(464)
Taxes	(96)	(221)	(4)	(225)	—	(321)
Maintenance, materials and supplies	(138)	(50)	(7)	(57)	—	(195)
Bad debt expense	(9)	(28)	(1)	(29)	—	(38)
Interconnection costs	(76)	—	—	—	—	(76)
Cost of international outbound calls	(61)	—	—	—	—	(61)
Lease of circuits	(26)	(19)	(7)	(26)	—	(52)
Fees for services	(60)	(68)	(4)	(72)	(1)	(133)
Advertising	(35)	(85)	(8)	(93)	—	(128)
Agent commissions and distribution of prepaid cards commissions	(12)	(303)	(25)	(328)	—	(340)
Other commissions	(21)	(33)	(2)	(35)	—	(56)
Roaming	—	(76)	—	(76)	—	(76)
Charges for TLRD	—	(250)	(21)	(271)	—	(271)
Cost of sales	(6)	(401)	(3)	(404)	—	(410)
Others	(81)	(76)	(12)	(88)	—	(169)

Operating income before depreciation and amortization	604	738	72	810	(2)	1,412
Depreciation of fixed assets and amortization of intangible assets	(419)	(236)	(32)	(268)	—	(687)

Operating income	185	502	40	542	(2)	725
Financial results, net	(124)	(90)	(4)	(94)	—	(218)
Other expenses, net	(45)	(13)	—	(13)	(1)	(59)

Net (loss) income before income tax and minority interest	16	399	36	435	(3)	448
Income tax, net	(63)	(87)	(8)	(95)	—	(158)
Minority interest	—	—	(8)	(8)	(129)	(137)

Net (loss) income from continuing operations	(47)	312	20	332	(132)	153
Income from discontinued operations	102	—	—	—	(46)	56

Net (loss) income	55	312	20	332	(178)	209

(a)	Includes net sales of $18, operating income before depreciation of $4, operating profit of $3 and net income of $3 corresponding to Telecom Argentina USA.

•	Balance sheet information

Fixed assets, net	3,880	1,438	243	1,681	—	5,561
Intangible assets, net	156	611	4	615	—	771
Capital expenditures (without ARO and debt issue costs)	300	219	34	253	—	553
Depreciation of fixed assets	(413)	(228)	(24)	(252)	—	(665)
Amortization of intangible assets (without debt issue costs)	(6)	(8)	(8)	(16)	—	(22)
Net financial debt	(1,752)	(866)	(54)	(920)	1	(2,671)

•	Cash flow information

Cash flows provided by operating activities	816	435	53	488	(3)	1,301

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(264)	(250)	(39)	(289)	—	(553)
Decrease in investments not considered as cash and cash equivalents and other	165	—	—	—	(1)	164
Total cash flows used in investing activities	(99)	(250)	(39)	(289)	(1)	(389)

Cash flows from financing activities:
Debt proceeds	—	—	36	36	—	36
Payment of debt	(433)	(210)	(5)	(215)	—	(648)
Payment of interest and debt-related expenses	(98)	(58)	(1)	(59)	—	(157)
Cash dividends	—	—	(21)	(21)	—	(21)
Total cash flows used in financing activities	(531)	(268)	9	(259)	—	(790)

Increase in cash and cash equivalents	186	(83)	23	(60)	(4)	122
Cash and cash equivalents at the beginning of the year	409	221	31	252	4	665

Cash and cash equivalents at period end	595	138	54	192	—	787

13. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Unconsolidated information (continued)

Balance sheets:

	As of June 30, 2008	As of December 31, 2007
ASSETS
Current Assets
Cash and banks	—	—

Total current assets	—	—

Non-Current Assets
Investments	2,014	1,660

Total non-current assets	2,014	1,660

TOTAL ASSETS	$2,014	$1,660

LIABILITIES
Current Liabilities
Debt	$1	$1
Taxes payable	2	3

Total current liabilities	3	4
Non-Current Liabilities
Debt	5	1

Total non-current liabilities	5	1

TOTAL LIABILITIES	$8	$5

SHAREHOLDERS’ EQUITY	$2,006	$1,665

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,014	$1,660

Statements of income:

	Six-month periods ended June 30,
	2008	2007
Equity gain from related companies	$336	$212
General and administrative expenses	(2)	(2)
Other expenses, net	(1)	(1)

Net income	$333	$209

Condensed statements of cash flows:
	Six-month periods ended June 30,
	2008	2007
Cash flows used in operating activities	$(4)	$(3)
Cash flows from investing activities	—	(1)
Cash flows used in financing activities	4	1

Decrease in cash and cash equivalents	—	(3)
Cash and cash equivalents at the beginning of year	—	4

Cash and cash equivalents at period-end	$—	$1

14. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	113	—	2	—	—	115
Building	1,456	—	—	3	(4)	1,455
Tower and pole	375	—	7	6	—	388
Transmission equipment	4,268	7	46	87	(1)	4,407
Wireless network access	1,587	—	12	56	(114)	1,541
Switching equipment	4,298	36	14	32	(4)	4,376
Power equipment	593	—	9	15	(1)	616
External wiring	6,194	—	—	66	—	6,260
Computer equipment	3,405	6	32	125	(1)	3,567
Telephony equipment and instruments	863	2	30	1	—	896
Equipment lent to customers at no cost	121	17	22	7	(5)	162
Vehicles	132	4	2	—	—	138
Furniture	77	1	3	—	—	81
Installations	327	1	5	4	—	337
Improvements in third parties buildings	102	—	—	6	—	108
Work in progress	585	636	7	(390)	—	838

Subtotal	24,496	(a) 710	191	18	(130)	25,285
Asset retirement obligations	26	—	1	—	—	27
Materials	256	(b) 41	10	(18)	(51)	238

Total as of June 30, 2008	24,778	751	202	—	(181)	25,550

Total as of June 30, 2007	23,379	534	(29)	—	(52)	23,832

	Depreciation						Net carrying value as of June 30, 2008	Net carrying value as of December 31, 2007
	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Principal account
Land	—	—	—	—	—	—	115	113
Building	(824)	4 – 10	(29)	—	4	(849)	606	632
Tower and pole	(270)	5 – 8	(7)	(5)	—	(282)	106	105
Transmission equipment	(3,566)	11 – 14	(100)	(24)	1	(3,689)	718	702
Wireless network access	(1,300)	11 – 14	(64)	(7)	110	(1,261)	280	287
Switching equipment	(3,689)	11 – 15	(108)	(11)	4	(3,804)	572	609
Power equipment	(488)	10 – 11	(18)	(8)	—	(514)	102	105
External wiring	(4,745)	6	(141)	—	3	(4,883)	1,377	1,449
Computer equipment	(2,762)	18 – 22	(105)	(24)	1	(2,890)	677	643
Telephony equipment and instruments	(812)	11 – 18	(9)	(21)	—	(842)	54	51
Equipment lent to customers at no cost	(89)	50	(23)	(20)	5	(127)	35	32
Vehicles	(75)	20	(8)	(2)	—	(85)	53	57
Furniture	(63)	10	(2)	(1)	—	(66)	15	14
Installations	(248)	8 – 25	(9)	(3)	—	(260)	77	79
Improvements in third parties buildings	(69)	3	(2)	—	—	(71)	37	33
Work in progress	—	—	—	—	—	—	838	626

Subtotal	(19,000)		(625)	(126)	128	(19,623)	5,662	5,537
Asset retirement obligations	(20)	16 – 21	(2)	(1)	—	(23)	4	6
Materials	—		—	—	—	—	238	215

Total as of June 30, 2008	(19,020)		(c) (627)	(127)	128	(19,646)	5,904	5,758

Total as of June 30, 2007	(17,618)		(c) (665)	19	14	(18,250)	5,582

(a)	Includes $6 in Transmission equipment, $36 in Switching equipment, $15 in Equipment lent to customers at no cost, $1 in Telephony equipment and instruments and $126 in Work in progress, transferred from materials.
(b)	Net of $184 transferred to fixed assets.
(c)	Includes $(26) and $(56), in June 2008 and 2007, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	446	—	9	—	455
Debt issue costs	37	—	—	—	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	211	—	50	—	261
Rights of use	164	6	—	—	170
Exclusivity agreements	54	—	—	—	54

Total as of June 30, 2008	1,570	6	59	—	1,635

Total as of June 30, 2007	1,535	19	(11)	—	1,543

	Amortization					Net carrying value as of June 30, 2008	Net carrying value as of December 31, 2007
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(439)	(2)	(9)	—	(450)	5	7
Debt issue costs	(22)	(5)	—	—	(27)	10	15
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(211)	—	(50)	—	(261)	—	—
Rights of use	(45)	(5)	—	—	(50)	120	119
Exclusivity agreements	(23)	(4)	—	—	(27)	27	31

Total as of June 30, 2008	(810)	(a)(16)	(59)	—	(885)	750	760

Total as of June 30, 2007	(754)	(b)(29)	11	—	(772)	771

a)	An amount of $(7) is included in cost of services, $(4) in selling expenses and $(5) in financial results, net.
b)	An amount of $(20) is included in cost of services, $(2) in selling expenses and $(7) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of June 30, 2008	Cost value as of June 30, 2008	Book value as of June 30, 2008	Book value as of December 31, 2007
CURRENT INVESTMENTS
Mutual funds
HF $ Clase I	$1.27	33,266,943	42	42	42	71
Other mutual funds			—	—	—	28

Total mutual funds			42	42	42	99

Total current investments			102	102	102	99

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Other financial statement information (continued)

(d) Current investments

	Cost as of June 30, 2008	Book value as of
		June 30, 2008	December 31, 2007
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$739	$740	$283
In Argentine pesos	42	42	31

	$781	$782	$314

With an original maturity of more than three months
In foreign currency	$24	$24	$534

	$24	$24	$534

Total current investments	$805	$806	$848

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions	As of June 30, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126		30	—	(29)	127
Allowance for doubtful accounts and other assets	11		1	—	(1)	11
Regulatory contingencies	12		—	(1)	—	11
Allowance for obsolescence of inventories	18		3	—	(6)	15

Total deducted from current assets	167		34	(1)	(36)	164

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	109		(2)	—	(92)	15
Regulatory contingencies	64		7	1	—	72
Allowance for doubtful accounts and other assets	25		2	—	—	27
Write-off of materials	20		(1)	—	(3)	16

Total deducted from non-current assets	218		6	1	(95)	130

Total deducted from assets	385	(b)	40	—	(131)	294

Included under current liabilities
Provision for contingencies	49		—	24	(25)	48

Total included under current liabilities	49		—	24	(25)	48

Included under non-current liabilities
Provision for contingencies	243		53	(24)	—	272

Total included under non-current liabilities	243		53	(24)	—	272

Total included under liabilities	292	(c)	53	—	(25)	320

(a)	This allowance is included in Taxes payable non-current.
(b)	Includes $29 in selling expenses, $11 in other expenses, net, $(3) in income tax and 1 in foreign currency translation adjustments.
(c)	Included in other expenses, net.

Items	Opening balances	Additions		Reclassifications	Deductions		As of June 30, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105		38	—		(24)	119
Allowance for obsolescence of inventories	12		5	—		—	17
Allowance for doubtful accounts and other assets	16		—	—		—	16

Total deducted from current assets	133		43	—		(24)	152

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	197		—	—	(d)	(5)	192
Allowance for doubtful accounts and other assets	23		2	—		—	25
Write-off of materials	22		—	—		(1)	21

Total deducted from non-current assets	242		2	—		(7)	238

Total deducted from assets	375	(e)	45	—		(30)	390

Included under current liabilities
Provision for contingencies	85		—	10		(22)	73

Total included under current liabilities	85		—	10		(22)	73

Included under non-current liabilities
Provision for contingencies	234		28	(10)		—	252

Total included under non-current liabilities	234		28	(10)		—	252

Total included under liabilities	319	(c)	28	—		(22)	325

(d)	Included in income tax.
(e)	Includes $38 in selling expenses and $6 in other expenses, net.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Other financial statement information (continued)

(f) Cost of services

	Six-month periods ended June 30,
	2008	2007
Inventory balance at the beginning of the year	$175	$188
Plus:
Purchases	527	476
Holding results on inventories	(15)	(26)
Wireless handsets lent to customers at no cost (a)	(2)	(2)
Replacements	(6)	—
Cost of services (Note 15.h)	2,204	1,914
Less:
Inventory balance at period end	(249)	(232)

COST OF SERVICES	$2,634	$2,318

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Six-month periods ended June 30,
	2008	2007
Services
Net sales	$4,702	$3,924
Cost of sales	(2,186)	(1,908)

Gross profit from services	$2,516	$2,016

Handsets
Net sales	$327	$270
Cost of sales	(430)	(404)

Gross loss from handsets	$(103)	$(134)

Voice, Internet and data equipment
Net sales	$22	$8
Cost of sales	(18)	(6)

Gross profit from voice, Internet and data equipment	$4	$2

TOTAL GROSS PROFIT	$2,417	$1,884

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of June 30, 2008				As of December 31, 2007
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	2	3.02500	7	10
	G	2,460	0.00075	2	10
Investments
Time deposits	US$	252	3.02500	763	761
	EURO	—	4.76440	1	49
		¥—	—	—	7
Accounts receivable
	US$	18	3.02500	55	69
	SDR	1	4.94164	2	—
	G	27,700	0.00075	18	23
Related parties	US$	1	3.02500	3	7
Other receivables
Prepaid expenses	US$	4	3.02500	11	7
	G	12,204	0.00075	7	2
		1,399	0.00075	1	—
Derivatives	US$	84	3.02500	254	212
Others	US$	3	3.02500	9	5
	G	—	—	—	2

Total assets				$1,133	$1,164

Current liabilities
Accounts payable
Suppliers	US$	63	3.02500	$192	$561
	G	24,489	0.00075	19	17
	EURO	5	4.76440	23	28
Deferred revenues	G	17,268	0.00075	13	10
Related parties	US$	7	3.02500	22	12
	EURO	1	4.76440	6	12
	SDR	—	4.94164	1	—
Debt
Notes – Principal	US$	83	3.02500	251	617
	EURO	212	4.76440	1,011	618
		¥4,899	0.02856	140	86
Banks loans and others – Principal	US$	3	3.02500	10	47
	G	123,941	0.00075	93	22
Accrued interest	US$	2	3.02500	5	15
	EURO	3	4.76440	12	14
		¥23	0.02856	1	1
	G	1,747	0.00075	1	—
Gain on discounting of debt	US$	(1)	3.02500	(3)	—
	EURO	(5)	4.76440	(23)	—
		¥(162)	0.02856	(5)	—
Derivatives	US$	—	—	—	3
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,991	0.00075	1	1
Taxes payable
Income tax	G	2,074	0.00075	2	1
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.02500	8	7
Others	G	1,217	0.00075	1	1
Non-current liabilities
Debt
Notes – Principal	US$	245	3.02500	740	859
	EURO	29	4.76440	136	799
		¥659	0.02856	19	111
Banks loans and others – Principal	US$	—	—	—	5
Gain on discounting of debt	US$	—	—	—	(8)
	EURO	—	—	—	(45)
		¥—	—	—	(9)
Taxes payable
Deferred tax liabilities (assets)	G	1,688	0.00075	1	2
Other liabilities
Deferred revenue on sale of capacity	US$	20	3.02500	60	60
Others	US$	1	3.02500	2	—

Total liabilities				$2,739	$3,848

(i)	US$ = United States dollars; G= Guaranies; ¥ = Japanese Yen; SDR= Special Drawing Rights.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Other financial statement information (continued)

(h) Expenses

	Expenses			Capitalized and recoverable costs		Six-month period ended June 30, 2008
	Cost of services	General and administrative	Selling
Salaries and social security	$253	$93	$218		$16	$580
Depreciation of fixed assets	562	16	49		—	627
Amortization of intangible assets	7	—	4		—	11
Taxes	155	5	35		—	195
Turnover tax	207	—	—		—	207
Maintenance, materials and supplies	198	13	35		—	246
Cost of voice, Internet and data equipment sales	18	—	—		—	18
Cost of directories publishing	6	—	—		—	6
Bad debt expense	—	—	29		—	29
Interconnection costs	78	—	—		—	78
Cost of international outbound calls	67	—	—		—	67
Lease of circuits	54	—	—		—	54
Fees for services	37	31	106		—	174
Advertising	—	—	190		—	190
Agent commissions and distribution of prepaid cards commissions	—	—	350		—	350
Other commissions	—	—	73		—	73
Roaming	89	—	—		—	89
Charges for TLRD	360	—	—		—	360
Transportation and freight	5	8	63		—	76
Insurance	2	1	1		—	4
Energy, water and others	27	6	6		—	39
Rental expense	34	7	23		—	64
Others	45	1	7		—	53

Total	$2,204	$181	$1,189	$	(a) 16	$3,590

a)	Included $11 in Non-current assets – “Credit on SC Resolution No. 41/07” and $5 capitalized in Fixed assets – “Work in progress”.

	Expenses					Six-month period ended June 30, 2007
	Cost of services	General and administrative	Selling	Capitalized costs
Salaries and social security	$210	$76	$178		$4	$468
Depreciation of fixed assets	590	26	49		—	665
Amortization of intangible assets	20	—	2		—	22
Taxes	125	2	22		—	149
Turnover tax	172	—	—		—	172
Maintenance, materials and supplies.	147	8	40		—	195
Cost of voice, Internet and data equipment sales	6	—	—		—	6
Cost of directories publishing	1	—	—		—	1
Bad debt expense	—	—	38		—	38
Interconnection costs	76	—	—		—	76
Cost of international outbound calls	61	—	—		—	61
Lease of circuits	52	—	—		—	52
Fees for services	26	35	72		—	133
Advertising	—	—	128		—	128
Agent commissions and distribution of prepaid cards commissions	—	—	340		—	340
Other commissions	—	—	56		—	56
Roaming	76	—	—		—	76
Charges for TLRD	271	—	—		—	271
Transportation and freight	7	5	50		—	62
Insurance	2	1	2		—	5
Energy, water and others	18	4	2		—	24
Rental expense	25	5	12		—	42
Others	29	1	5		—	35

Total	$1,914	$163	$996	$	(b) 4	$3,077

Included in Fixed assets – “Work in progress”.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	219		—	(a) 75	—		—	—	—

Not due
Third quarter 2008	848	681		201	1,472	30		84	439	14
Fourth quarter 2008	—	1		266	87	473		30	—	5
First quarter 2009	—	—		13	—	38		29	—	4
Second quarter 2009	—	—		12	—	990		29	21	10
July 2009 thru June 2010	—	—		46	—	174		14	—	12
July 2010 thru June 2011	—	—		10	—	723		10	—	8
July 2011 and thereafter	—	—		6	—	—		24	—	82
Not date due established	1	—		—	—	—		—	230	25

Total not due	849	682		554	1,559	2,428		220	690	160

Total as of June 30, 2008	849	901		554	1,634	2,428		220	690	160

Balances bearing interest	848	216		—	—	2,428		—	—	16
Balances not bearing interest	1	685		554	1,634	—		220	690	144

Total	849	901		554	1,634	2,428		220	690	160

Average annual interest rate (%)	4.45	(b	)	—	—	(c	)	—	—	6.00

(a)	At the date of issuance of these consolidated financial statements, $54 has been cancelled.
(b)	$47 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $122 bear 50% over the Banco Nación Argentina notes payable discount rate and $47 bear 29.51%.
(c)	See Note 8.

15. Subsequent events

•	Acquisition of the total equity interest in Cubecorp Argentina S.A. (“Cubecorp”)

On July 15, 2008 Telecom Argentina acquired the total of the shares of Cubecorp, for a maximum amount of US$ 35 million (subject to a price adjustment process). As of the date of issuance of these consolidated financial statements, Telecom has transferred 5% of such shares to Personal.

Moreover, with the abovementioned transaction and within the framework of the positioning of the Company as an integrated ICT (“Information and Communication Technology”) solutions provider for the corporate wholesale segment and for the Government, Telecom acquires with Cubecorp a Data Center located in Pacheco, Department of Buenos Aires. It provides IT outsourcing services which include: computerized equipment, connectivity, information security, monitoring, storage, backboard and data recovery, support, operation and administration. Furthermore, a specialized and very qualified staff is incorporated, dedicated both to the operation and maintenance of the Data Center and to the marketing of its services; adding to the interdisciplinary professional staff of Telecom, dedicated to the Data Centers solutions.

Consequently, with this acquisition, Telecom strengthens its Data Centers services, while the referred to Data Center can count on world class infrastructure, which permits it to offer its clients high reliability, availability and scalability customized to their needs. This service quality is supported by several certifications obtained by Cubecorp (Banco Central de la República Argentina, SAP, EMC, Suntone, Cisco, Oracle and Microsoft).

•	Changes in the equity stocks of the indirect shareholders of Telecom Argentina (Note 7)

On July 24, 2008, Sofora forwarded to the Company a note and the copy of a letter sent by the Chairman of Telecom Italia S.p.A., where it is informed that the only two directors appointed at present pursuant to the proposal of Telefonica, S.A. (from Spain) —over fifteen directors— through Telco S.p.A., for Telecom Italia’s Board (Mr. César Alierta Izuel and Mr. Julio Linares López) have formally confirmed their obligation of not taking part or voting in those meetings of the Board where proposals or matters related to the activities of Telecom Italia and its controlled companies in the telecommunications market in Argentina, as well as in the same market in Brazil are to be analyzed. Besides, as regards the participation of Mr. Julio Linares López in the Management Committee of Telecom Italia S.p.A., he has also formally confirmed his obligation of not taking part or voting in those meetings of the Management Committee about the abovementioned proposals or matters.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Subsequent events (continued)

In his letter, the President of Telecom Italia S.p.A. has also explained that the mentioned obligations were officially ratified at the meeting held by the Board of Directors of Telecom Italia S.p.A. on April 15, 2008, when the content and scope of said obligations were officially recorded. In view of which, Directors Mr. César Alierta Izuel and Mr. Julio Linares López are prevented from taking part and/or voting in the meetings held by the Board of Directors of Telecom Italia, and Mr. Linares López is prevented from taking part and/or voting in the Management Committee of Telecom Italia when the abovementioned matters are to be analyzed, as well as of having access to the information relative to the Telecom Group and the rest of the activities of Telecom Italia S.p.A in Argentina. The mentioned prohibitions constitute a farther guarantee of the complete operational and management separation that exists between the Telefonica Group and the Telecom Italia Group in Argentina.

•	Note from the SC to Telecom Italia S.p.A. and Telecom Italia International N.V.

On July 3, 2008, the Company was informed by Telecom Italia S.p.A., that the SC issued Note No. 1004/08, by which Telecom Italia S.p.A. and Telecom Italia International N.V. are notified of the previous authorization they need to request the SC in order to buy or transfer shares as Sofora’s shareholders and, through said company, in Nortel, Telecom Argentina and Personal.

Franco Livini
Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of June 30, 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six month periods ended June 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the years ended December 31, 2007 and 2006 on which we issued our unqualified report dated March 7, 2008, we report that:

a)	the consolidated financial statements of Nortel as of June 30, 2008 and 2007, described in paragraph 1, prepared in conformity with generally accepted accounting principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Nortel’s consolidated financial statements for the year ended December 31, 2007.

4.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Nortel at June 30, 2008 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2008, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $23.794,23, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 6, 2008.

PRICE WATERHOUSE & CO. S.R.L.

By (Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2008

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 30, 2008 and the Special Meeting of Preferred Shares “A” Shareholders held on April 30, 2008 approved, among other issues:

•	Fiscal year 2007, Annual Report and Financial Statements.

•	The Board of Director’s proposal for the appropriation to the legal reserve of 5% of the net income for fiscal year 2007 and for all retained earnings as of December 31, 2007 be carried forward.

•	The auditing Committee’s budget for Fiscal Year 2008.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 20th fiscal year).

•	The Company’s results

The Company reached a net gain of $333 for the six month period ended June 30, 2008 (“1H08”). This gain was mainly generated by equity income from related companies.

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2008:
March 31,	2,480	878	533	(60)	148
June 30,	2,571	807	514	52	185

	5,051	1,685	1,047	(8)	333

Year 2007:
March 31,	2,058	688	358	(132)	74
June 30,	2,144	724	367	(86)	135
September 30,	2,313	838	474	(105)	123
December 31,	2,559	799	434	(118)	146

	9,074	3,049	1,633	(441)	478

2. The Telecom Group

•	Company activities

•	Net sales

During 1H08, Net sales increased by 20% (+$849 vs. 1H07) to $5,051, mainly fueled by the cellular and broadband businesses.

	Six-month periods ended June 30,
	2008	2007
Voice	1,322	1,258
Internet	339	250
Data transmission	103	81

Voice, data and Internet	1,764	1,589
Wireless – Personal	3,072	2,436
Wireless – Nucleo	215	177

Total net sales	5,051	4,202

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During 1H08, revenues generated by these services amounted to $1,764, +11% vs. 1H07.

•	Voice

Total revenues for this service reached $1,322 (+5% vs. 1H07). The results of this line of business are still affected by frozen tariffs of regulated services.

During the second quarter, Telecom continued with the marketing of innovative handsets and equipment and value-added services, which before were available only for cellular telephony such as fixed SMS services and video calls. An example is the fixed-line handset that integrates photo frame, video and MP3. Bundling promotions of equipments plus SMS packages were also successfully marketed.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Other offered products combine voice minutes packages and broadband internet access.

Moreover, during this period Telecom continued with the deployment of the next generation network (NGN) in its fixed telephony network that will allow the offering of convergent state-of-the-art services.

Simultaneously, Telecom set up a project oriented to improve the quality of voice and data transmission services.

Monthly Charges and Supplementary Services increased by $27 or 7%, to $393, as a consequence of a higher number of lines in service (+3%), reaching 4.3 million of lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $605, an increase of 1% vs. 1H07, partially affected by a slight decrease in local traffic volume.

Interconnection revenues amounted to $190 (+9%), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Other revenues, including public telephony reached $134 (+12% vs. 1H07). This amount is the consequence of an increase in billing and collection fees as well as voice, data and internet handset sales despite a decrease in Public Telephony revenues (-$15).

•	Data transmission and Internet

Revenues generated by Data transmission amounted to $103 (+27% vs. 1H07).

Related to the corporate market, during 2Q08, Telecom continued enhancing its position as integrated provider of innovative ICT solutions or Information and Communication Technology, conceived to satisfy specific needs from each business segments, medium and large companies and oriented to contribute in the improvement of governmental administration at the different national, provincial and municipal levels.

In addition, Telecom Argentina was selected by the provincial government of Corrientes to implement the 911 Urban Emergencies Integral Management System and the Control & Tracing Urban System in the city of Corrientes. Both systems are turnkey integral solutions that include the reception and administration of police emergencies as well as the control and video- surveillance tracking. The solution also includes the subsequent capitalization of statistic information and capture of images in order to optimize the human and material resources and delinquency preventive actions.

Telecom acquired Cubecorp Argentina S.A. in order to expand the offer of services rendered to the corporate segment (see “Recent relevant matters” below).

Revenues related to Internet reached $339 (+36% vs. 1H07), mainly due to the substantial expansion of broadband service, driven by better network coverage, commercial promotions and innovation of the service portfolio.

Telecom recently renewed the offer of broadband products with two innovative options: one is Arnet Recargable (Arnet Rechargeable), the first internet service in the market that is prepaid and without monthly charge. The other product is Arnet Go, which make possible both in-house broadband access and mobile internet. This is the first broadband service that combines ADSL technology with the benefit coming from the domestic internet access by Wi-Fi modem and the mobile internet access through Personal’s 3G network.

Moreover, as part of the CSR (Corporate Social Responsibility) program, Telecom participates in the initiative Internet en Familia (Family Internet), developed by the National Ministry of Education oriented to making parents aware of the importance of monitoring their children when they use internet. Telecom, as a company that supports the development of internet in Argentina, promotes the responsible use of this tool, which modifies not only changes adults’ communication habits, but also, that of today's youth, who were born into the modern technological world.

Telecom’s broadband subscribers reached 902,000 as of June 30, 2008 (+50% vs. 1H07). Therefore, lines with this type of connections represent approximately 21% of Telecom’s fixed-lines in service.

Cellular Telephony

Cellular Telephony continues with its expansion, increasing its participation in the Group’s total revenues (65% vs. 62% in 1H07). During 1H08 this business generated revenues of $3,287 (+26% vs. 1H07). As of the end of June 2008 total subscribers reached 13.1 million.

•	Personal in Argentina

As of the end of June 2008, Personal’s subscribers reached 11.4 million in Argentina (+1.5 million or +15% vs. 1H07). Approximately 66% of the overall subscriber base is prepaid and 34% is postpaid.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Total voice traffic increased by 21% vs. 1H07 while outgoing SMS traffic increased from a monthly average of 784 million messages in 1H07 to 1,062 million (+41%) in 1H08. Because of this enhancement in traffic and the use of value-added services, the Average Monthly Revenue per User (“ARPU”) increased to $40 in 1H08, compared to $37 in 1H07.

Revenues totaled $3,072 (+$636 or +26% vs. 1H07). Service revenues increased by $580 or 27% vs. 1H07, reaching $2,749; furthermore, value-added services totaled $790 (+$249 or 46%, vs. 1H07), 29% of service revenues. In addition handset sales grew by $56 (+21%) compared to 1H07, reaching $323.

During 2Q08, Personal continued focusing its commercial efforts in customer caring outreach as well as in offers to stimulate consumption by existing clients.

Moreover, an upgrade handset campaign was implemented, helping clients to use the wide variety of value-added services offered by the company.

For the retail segment, Personal launched a line of packages for calls, SMS messages and internet, all within an innovative and flexible offer oriented to satisfy the client’s communication needs yet without changing the subscriber’s current plan. The launch, also furthered by the national communication campaign under the idea “Personal te conviene” (Personal suits you), was accepted positively by the market.

Regarding the corporate segment, “Personal Soluciones Express” (Personal Express Solutions) was introduced; an application oriented to SME’s and large company sales forces. This tool covers connectivity and on-line information exchange needs among the company and its on-field personnel. Personal also implemented a campaign oriented to expanding BlackBerry use permitting the increase of smartphone sales in customer offices.

In addition, Personal continued the expansion of its commercial network by opening two new customer offices (one in Posadas and the other in Bahia Blanca), together with extension of 3G network coverage. As well, the remaining client migration from TDMA to GSM technology, ended in June, 2008.

•	Nucleo

Personal’s controlled subsidiary that operates in Paraguay generated revenues equivalent to $215 during 1H08 (+21% vs. 1H07).

By the end of June 2008, the subscriber base reached approximately 1.7 million, +24% vs. 1H07. Prepaid and Postpaid customers represented 90% and 10%, respectively.

•	Operating costs

The Cost of Services, Administrative Expenses and Selling Expenses totaled $4,002 in 1H08, which represents an increase of $527 million, or +15%, vs. 1H07.

	Six-month periods ended June 30,
	2008	2007
Salaries and social security	(563)	(463)
Taxes	(402)	(321)
Maintenance, materials and supplies	(246)	(195)
Bad debt expense	(29)	(38)
Interconnection costs	(78)	(76)
Cost of international outbound calls	(67)	(61)
Lease of circuits	(54)	(52)
Fees for services	(173)	(132)
Advertising	(190)	(128)
Agent commissions and distribution of prepaid cards commissions	(350)	(340)
Other commissions	(73)	(56)
Roaming	(89)	(76)
Charges for TLRD	(360)	(271)
Cost of voice and data equipment sales and wireless handsets	(448)	(410)
Others	(242)	(169)

Subtotal	(3,364)	(2,788)
Depreciation of fixed assets	(627)	(665)
Amortization of intangibles assets	(11)	(22)

Operating costs	(4,002)	(3,475)

The cost breakdown is as follows:

- Salaries and Social Security Contributions: totaled $563 (+22%), affected by increases in salaries and, marginally, in personnel (+364 employees vs. 1H07).

- Taxes: reached $402 (+25%), in line with the general evolution of revenues.

- Agents and Prepaid Card Commissions: were $350 (+3%), mainly due to the increase in prepaid card commissions, partially compensated by reduction in total commission paid to commercial agents.

- Advertising: amounted $190 (+48%) oriented to strengthen institutional brand and to support the commercial activity in the cellular telephony and Internet.

- Cost of handsets sold: totaled $448 (+9%) mainly due to increased handset unit cost. Despite this, handset subsidy represented $102 (-$32 vs. 1H07).

- TLRD and Roaming: $449 (+29%) due to increased traffic among cellular operators.

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

- Depreciation of Fixed and Intangible Assets: reached $638 (-7% vs. 1H07). Fixed-line telephony totaled $391 (-7%) and Cellular telephony $247 (-8%), due to TDMA technology depreciation charges ended in 1H08.

•	Financial results, net

Financial results, net resulted in a loss of $8 (-$210 vs. 1H07). Such improvement was due to positive effect of foreign currency exchange generated by liabilities and a reduction in net interests.

•	Net financial debt

As of June 30, 2008, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments) amounted to $1,330, a reduction of $1,455 as compared to June 2007.

In April 2008, Telecom Argentina made a principal payment of Notes in the amount equivalent to $822. Consequently, it has cancelled up to 45% of the principal amortization payment scheduled for October 2011.

In addition, on May 15, 2008, Standard & Poor’s International Ratings LLC upgraded the long-term debt rating of Telecom Argentina and Personal to AA- from A+ on the local scale.

•	Capital expenditures

During 1H08, the Company invested $716 (excluding materials), in fixed and intangibles assets. This amount was allocated to the Voice, Data and Internet businesses ($337) and the cellular business ($379).

Main capital expenditure projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

•	Other Commercial Initiatives

Telecom, as Official Sponsor of Argentine Olympic Committee Beijing 2008, will provide communication and networking technology that will accompany the Argentina Olympic Mission. Such technology will not only assist in logistic issues related with the games (check in, medical schedule requirement, meeting schedule, among others) but will also permit athletes to be closer to their relative and friends, receiving their support which is the key to their physical preparation.

•	Recent Relevant Matters

¿	Acquisition of the total equity interest in Cubecorp Argentina S.A. (“Cubecorp”)

On July 15, 2008 Telecom Argentina acquired the total of the shares of Cubecorp, for a maximum amount of US$ 35 million (subject to a price adjustment process). As of the date of issuance of these consolidated financial statements, Telecom has transferred 5% of such shares to Personal.

Moreover, with the abovementioned transaction and within the framework of the positioning of the Company as an integrated ICT (“Information and Communication Technology”) solutions provider for the corporate wholesale segment and for the Government, Telecom acquires with Cubecorp a Data Center that provides IT outsourcing services which include: computerized equipment, connectivity, information security, monitoring, storage, backboard and data recovery, support, operation and administration.

Consequently, with this acquisition, Telecom strengthens its Data Centers services, while the referred to Data Center can count on world class infrastructure, which permits it to offer its clients high reliability, availability and scalability customized to their needs.

¿	Changes in the equity stocks of the indirect shareholders of Telecom Argentina (Note 7)

On July 24, 2008, Sofora forwarded to the Company a note and the copy of a letter sent by the Chairman of Telecom Italia S.p.A., where it is informed that the only two directors appointed at present pursuant to the proposal of Telefonica, S.A. (from Spain) —over fifteen directors— through Telco S.p.A., for Telecom Italia’s Board (Mr. César Alierta Izuel and Mr. Julio Linares López) have formally confirmed their obligation of not taking part or voting in those meetings of the Board where proposals or matters related to the activities of Telecom Italia and its controlled companies in the telecommunications market in Argentina, as well as in the same market in Brazil are to be analyzed. Besides, as regards the participation of Mr. Julio Linares López in the Management Committee of Telecom Italia S.p.A., he has also formally confirmed his obligation of not taking part or voting in those meetings of the Management Committee about the abovementioned proposals or matters.

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

In his letter, the President of Telecom Italia S.p.A. has also explained that the mentioned obligations were officially ratified at the meeting held by the Board of Directors of Telecom Italia S.p.A. on April 15, 2008, when the content and scope of said obligations were officially recorded. In view of which, Directors Mr. César Alierta Izuel and Mr. Julio Linares López are prevented from taking part and/or voting in the meetings held by the Board of Directors of Telecom Italia, and Mr. Linares López is prevented from taking part and/or voting in the Management Committee of Telecom Italia when the abovementioned matters are to be analyzed, as well as of having access to the information relative to the Telecom Group and the rest of the activities of Telecom Italia S.p.A in Argentina. The mentioned prohibitions constitute a farther guarantee of the complete operational and management separation that exists between the Telefonica Group and the Telecom Italia Group in Argentina.

¿	Note from the SC to Telecom Italia S.p.A. and Telecom Italia International N.V.

On July 3, 2008, the Company was informed by Telecom Italia S.p.A., that the SC issued Note No. 1004/08, by which Telecom Italia S.p.A. and Telecom Italia International N.V. are notified of the previous authorization they need to request the SC in order to buy or transfer shares as Sofora’s shareholders and, through said company, in Nortel, Telecom Argentina and Personal.

•	Closing prices of Class “B” Shares of Telecom

Month	2004	2005	2006	2007	2008
January	5.99	6.44	7.97	12.75	12.80
February	6.05	8.11	7.74	13.00	14.50
March	6.15	7.07	8.20	13.05	13.50
April	4.85	6.69	7.75	13.80	11.25
May	4.88	7.03	6.75	17.20	12.15
June	5.37	6.96	7.00	15.25	9.35
July	5.57	7.20	7.87	13.75	8.42
August	5.39	6.95	8.43	16.50
September	6.48	7.40	8.52	15.65
October	6.38	7.92	9.25	15.25
November	6.34	8.15	10.50	16.80
December	6.43	7.90	11.90	14.30

3. Summary comparative consolidated balance sheets

	As of June 30,
	2008	2007	2006	2005	2004
Current assets	2,502	2,018	1,509	4,826	3,957
Non current assets	6,706	6,743	6,871	7,405	8,378

Total assets	9,208	8,761	8,380	12,231	12,335

Current liabilities	3,880	3,216	2,587	9,746	11,015
Non current liabilities	1,574	2,981	3,765	1,458	319

Total liabilities	5,454	6,197	6,352	11,204	11,334

Minority interest	1,748	1,190	945	480	469
Shareholders’ equity	2,006	1,374	1,083	547	532

Total liabilities, minority interest and Shareholders’ equity	9,208	8,761	8,380	12,231	12,335

V

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary comparative consolidated statements of operations

	Six-month periods ended June 30,
	2008	2007	2006	2005	2004
Net sales	5,051	4,202	3,348	2,578	2,064
Operating costs	(4,004)	(3,477)	(2,928)	(2,353)	(1,928)

Operating income	1,047	725	420	225	136
Gain on equity investees	—	—	6	7	—
Financial results, net	(8)	(218)	(297)	298	(299)
Other expenses, net	(92)	(59)	(87)	(49)	(54)
Gain on debt restructuring	—	—	—	(15)	—

Net income (loss) before income tax and minority interest	947	448	42	466	(217)
Income tax benefit (expense), net	(328)	(158)	65	(4)	(9)
Minority interest	(286)	(137)	(55)	(211)	101

Net income (loss) from continuing operations	333	153	52	251	(125)
Loss from discontinued operations	—	56	—	(2)	(2)

Net income (loss)	333	209	52	249	(127)

Net income (loss) per share (in pesos)	30.02	18.22	3.33	22.36	(13.53)

5. Statistical data (in physical units)

•	Voice, data and Internet

Fixed telephone service

June 30,	2008		2007		2006		2005		2004
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Equipment lines	3,846,953	(27,513)	3,878,264	3,698	3,862,719	7,284	3,821,595	13,936	3,801,410	591
NGN lines	393,000	19,800	94,600	7,700	—	—	—	—	—	—

Installed lines	4,239,953	(7,713)	3,972,864	11,398	3,862,719	7,284	3,821,595	13,936	3,801,410	591
Lines in service (a)	4,252,785	28,452	4,137,787	20,588	3,996,919	30,602	3,853,561	35,082	3,700,622	27,076
Customers lines	3,888,521	24,207	3,790,270	21,151	3,663,152	25,928	3,534,019	27,874	3,409,261	29,235
Public phones installed	64,159	(2,950)	78,205	(2,087)	82,308	276	83,762	339	81,411	737
Lines in service per 100 inhabitants (b)	21.9	0.1	21.5	0.1	20.9	0.1	20.4	0.2	19.7	0.1
Lines in service per employee	368	2	360	1	352	4	340	1	323	3

(a)	Includes direct inward dialing numbers that do not occupy installed lines capacity.
(b)	Corresponding to the northern region of Argentina.

Internet

June 30,	2008		2007		2006		2005		2004
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Dial Up subscribers	71,000	(2,000)	79,000	(6,000)	105,000	(6,000)	138,000	(5,000)	151,000	—
ADSL subscribers	902,000	61,000	602,000	76,000	300,000	50,000	162,000	23,000	95,000	14,000

Total subscribers	973,000	59,000	681,000	70,000	405,000	44,000	300,000	18,000	246,000	14,000

•	Cellular telephone service

Personal

June 30,	2008		2007		2006		2005		2004
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	3,852,000	131,000	3,188,000	166,000	2,492,000	188,000	1,489,000	304,000	662,000	109,000
Prepaid subscribers	7,527,000	366,000	6,693,000	405,000	4,382,000	335,000	3,324,000	286,000	2,439,000	140,000

Total subscribers	11,379,000	497,000	9,881,000	571,000	6,874,000	523,000	4,813,000	590,000	3,101,000	249,000

Nucleo

June 30,	2008		2007		2006		2005		2004
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	167,000	3,000	156,000	2,000	127,000	4,000	107,000	9,000	88,000	6,000
Prepaid subscribers	1,567,000	49,000	1,246,000	72,000	664,000	97,000	460,000	23,000	388,000	(65,000)

Subtotal cellular	1,734,000	52,000	1,402,000	74,000	791,000	101,000	567,000	32,000	476,000	(59,000)
Internet subscribers	12,000	1,000	3,000	2,000	—	—	—	—	—	—

Total subscribers	1,746,000	53,000	1,405,000	76,000	791,000	101,000	567,000	32,000	476,000	(59,000)

1. Consolidated ratios

June 30,	2008	2007	2006	2005	2004
Liquidity (1)	0.65	0.63	0.58	0.49	0.36
Solvency (2)	0.69	0.41	0.32	0.09	0.09
Locked up capital (3)	0.73	0.77	0.82	0.61	0.68

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest/Total liabilities.
(3)	Non current assets/Total assets.

VI

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

6. Outlook

The Management of Telecom considers that the telecommunications market will continue to grow during this fiscal year, although the rate shall not be as high as that of the last years.

After two years of a very strong growth, Telecom believes the cellular business will go on expanding its number of customers in Argentina, although at more moderate rates than those of fiscal year 2007. Additionally, there are important opportunities of growth for its Broadband products and offers, and Telecom believes that in this fiscal year it will be able to surpass the million of customers.

As to Cellular Telephony, with more than 90% market penetration in Argentina, the challenges for this fiscal year for the mobile operators are to search for greater levels of consumption from their customers’ database, through the implementation of strategies for trademark differentiation, technological and products innovation, and service quality. One of the sources of growth in income will continue to be a greater income relative weight for added value services over the total amount of sales in this segment (in 1H08, they represented approximately 29% of Personal’s sales of services).

The Telecom Group will continue with its investment plans in order to deliver new and better services to its customers. Telecom Argentina will particularly invest on the growth of the Broadband, the development of a new generation net (NGN), an infrastructure for mobile operators and the modernization of the commercial and support systems. In this way, in July 2008, Telecom has acquired the total of the shares of Cubecorp Argentina S.A., a company which owns a Data Center that will attend the internal needs of the Telecom Group and will strengthen the offer to the market of ICT services (connectivity, hosting and housing, among others).

Personal will continue with the development of its net infrastructure, and will do its best to extend the 3G technology coverage as the foundation for the broadening of added value services offer, including Mobile Broadband, which will be the main offer for both existing and new customers.

As regards finances, Telecom will continue to manage the flow of funds as in the last financial years, where the net indebtedness was reduced due to the generation of operational funds in all the reported segments and without turning to indebtedness for the financing of investments. This was possible because of the continuous growth in net sales, operating profit and net income, resulting in an improvement of the liquidity, solvency and indebtedness ratios.

The strategy implemented by the Management of Telecom outlines the necessary basis needed by the Telecom Group to achieve its goals of continuously improving in quality service, strengthening its position in the market and increasing in operational efficiency in order to satisfy the growing needs of a dynamic telecommunications market.

Franco Livini
Chairman of the Board of Directors

VII

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 20, 2008	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager